UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, on April 29, 2026, Critical Metals Corp. (the “Company”) completed the acquisition of a 50.5% ownership interest in Tanbreez Mining Greenland A/S (“Tanbreez”), which increased the Company’s ownership in Tanbreez to 92.5% (the “Tanbreez Transaction”)

In addition, as previously disclosed, on May 18, 2026, the Company entered into a binding Scheme Implementation Deed under which the Company will acquire all of the issued shares and listed options of European Lithium Ltd. (“European Lithium”) by way of two interdependent schemes of arrangement under Australian law (the “EUR Transaction”). Completion of the EUR Transaction is conditional upon a number of items, including, without limitation, the approval of the shareholders of European Lithium. The Transaction is expected to be completed in the second half of 2026.

This Report on Form 6-K is filed to provide (i) the historical financial statements of Tanbreez and European Lithium, as required by Rule 3-05 of Regulation S-X, and (ii) pro forma financial information of the Company giving effect to the Tanbreez Transaction and EUR Transaction, as required by Article 11 of Regulation S-X.

Incorporation by Reference

The information contained in this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-296156),  Form F-3 (File No. 333-294406), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
23.1*	Consent of Marcum LLP., independent registered accounting firm of Tanbreez Mining Greenland A/S.
23.2*	Consent of CBIZ CPAS P.C., independent registered accounting firm of Tanbreez Mining Greenland A/S.
23.3*	Consent of SW Audit, independent registered accounting firm of European Lithium Ltd.
99.1	Audited financial statements of Tanbreez Mining Greenland A/S for the years ended December 31, 2025 and 2024 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K/A of Critical Metals Corp., filed with the SEC on May 14, 2026).
99.2*	Audited financial statements of European Lithium Ltd. for the years ended June 30, 2025 and 2024.
99.3*	Unaudited interim financial statements of European Lithium Ltd. as of December 31, 2025 and for the 6-months ended December 31, 2025 and 2024.
99.4*	Unaudited pro forma condensed financial information.

*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: June 22, 2026

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